Exhibit 1


                          GROWTH OF EXPORTS STIMULATES
                     PERDIGAO'S PROFIT IN THE THIRD QUARTER

       In the domestic market, improvement of the mix of marketed products eases production costs

         PERDIGAO'S net income in the third quarter was R$ 38.2 million, which generated EBITDA of R$ 118.6 million. Net sales rose 33.7% and surpassed R$ 1 billion between July and September of this year. In the first nine months, net sales was R$ 2.7 billion, which represents growth of 35.9%.

         The good performance in the quarter can be attributed to higher exports and to the improved sales mix, both in the domestic and international markets. According to PERDIGAO'S CFO, Wang Wei Chang, exports were responsible for 52.9% of the Company's net sales, with growth of 61.7% and meat volumes 28.3% higher.

         Mr. Chang highlights growth in sales of higher value-added products and exports as the main factors contributing to cushioning production costs, which increase continued throughout the period, thus compromising margins. Year-to-date the costs of the main raw materials (corn and soybean) were 38% higher than in the same period of 2002.

         PERDIGAO'S results in the third quarter of the year showed gross profit 23.9% higher than that of the third quarter of last year, rising from R$ 224 million to R$ 277.6 million. EBITDA increased 36.6%, stimulated by gross profit and the reduction of commercial expenses.

         Commercial expenses contracted 250 basis points between July and September to R$ 170 million. The operating result grew 42% in the period to R$
94.6 million, due to increased revenues and volumes, improvement to the mix and partial cost reduction. Shareholders' equity on September 30, 2003, was R$ 727 million, 12.6% higher than at the end of September 2002. PERDIGAO'S net consolidated accounting debt totaled R$ 868.4 million in September, compared with R$ 881.3 in September of last year.

                                  EXPORT MARKET

         In the first nine months of the year PERDIGAO exported 365,800 tons, a 25.8% improvement over the same period of 2002. Export revenues through September were R$ 1.34 billion, a 61.5% growth. In the third quarter, export sales increased 28.7% in volumes and 61.7% in revenues compared to the third quarter of last year. Despite the restrictions established on salted chicken breast in Europe,


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                                    Exhibit 1


elaborated/processed products grew 52.5% in revenues and 34.3% in volumes in the period from July through September.

         Growth of meat volumes was 28.3% in the quarter and 25.5% in the first nine months. This scenario is opposite of what occurred in 2002, when the global supply of meat was high and prices in dollars had fallen significantly. From July through September of this year, average prices in dollars were 30% higher than in the third quarter of last year, with a 24.8% increase in reais against costs that were 38.5% higher. The difference between price and cost reflects the increases suffered due to the exchange rate devaluation, which could not be passed through to sales prices because of market conditions.

         The Company's main market in the third quarter was Europe, where revenues grew 81%. This result was due to our international strategy and our own sales offices in the Netherlands and England, and the climatic problems that affected European poultry producers. In the Far East, sales increased 89%, mainly because of the Japanese market, which banned imports from China. Another significant stimulus was felt in the Middle East, where sales grew 106.3%. Among other countries - which experienced sales increases of 47.4% - Africa was the standout.

                                 DOMESTIC MARKET

         PERDIGAO'S sales to the domestic market grew 16% in the third quarter, from R$ 520 million to R$ 604 million. Growth was 21% through the first nine months. Elaborated/processed products' 90.8% share of the sales mix helped offset production costs.

         In the period, the Company launched several innovative soy-based products, which is a segment with a great deal of potential, and through which PERDIGAO hopes to gain vegetarian consumers, yoga practitioners, traditional consumers of kosher food, people with high cholesterol and athletes needing to replace protein.

         The Company's continuing efforts to offer innovative services and quality to its consumers were recognized by several entities that conferred important prizes to PERDIGAO, including: Launch of the Year (for Flaky Pastries and the Apreciatta Line of Sweet Pizzas) awarded by ABRAS (Brazilian Supermarket Association), and 2003 Gold Cart Award, as the best supplier of frozen foods given by AGAS (Gaucha Supermarket Association).


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                                    Exhibit 1


                                      FUND

         PERDIGAO launched the Perdigao Fund for Investment in Credit Rights (Perdigao FIDC), structured and established with Banco Rabobank International Brasil S.A., with the goal of improving financial performance and increasing working capital. The Fund will have R$ 80 million in equity, of which R$ 64 million refers to the senior quota and R$ 16 million refers to the subordinated quotas, which will be underwritten by the issuer.

         The Portfolio's expected return is 95% of the average CDI (Brazilian Interbank Deposit Certificate) rate, with maturity of three years and total amortization at the end of the period, and the option to extend for an equal period. The resources gained from this operation will be received during the fourth quarter of 2003.

         The new Fund is a securitization through the cession contract of commercial existing and performed receivables, originated by Perdigao Agroindustrial S.A. These receivables come from sales of Perdigao's food products to clients in the domestic market.

         The operation received an "AA(bra)" rating from Fitch Atlantic Ratings and mainly reflects the low non-payment rate on the portfolio of assets to be acquired by the Fund (less than 2% for delays of more than 15 days).